Via Facsimile and U.S. Mail
Mail Stop 6010

May 28, 2008

Fred R. Donner
Chief Financial Officer
RenaissanceRe Holding Ltd.
Renaissance House
8-20 East Broadway
Pembroke HM 19 Bermuda

Re: RenaissanceRe Holdings Ltd
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File Number: 001-14428

Dear Mr. Donner,

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief